

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Wei Kwang Ng
Chief Executive Officer
Plutonian Acquisition Corp.
1441 Broadway 3rd, 5th and 6th Floors
New York, NY 10018

>   **Re: Plutonian Acquisition Corp.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted August 10, 2022**
>   **CIK No. 0001929231**

Dear Mr. Ng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1. Please disclose that your sponsor, Plutonian Investments LLC, is controlled by Mr. Guojian Zhang, a PRC resident.

Management
Conflicts of Interest, page 105

2. We note disclosure that your new chief executive officer, Mr. Wei Kwang Ng, has an existing contractual or fiduciary obligation to Lufax Holding Ltd.; however, disclosure about Mr. Ng's role as the chief financial officer of Lufax is not disclosed in his biography on page 100. You also disclose in Mr. Ng's biography that he is currently the chief

operating officer of Parcel Santa Pte Ltd. and an independent director of Redwoods Acquisition Corp. However, neither of these entities are discussed in this section. Please revise.

 You may contact Eric McPhee at 202-551-3693 or Issac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sally Yin, Esq.